U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 2

                                       TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                   ----------


                                  HYCOMP, INC.
                 (Name of Small Business Issuer in Its Charter)

         Massachusetts                                         042451506
  (State or Other Jurisdiction of                           (I.R.S. Employer
  Incorporation or Organization)                           Identification No.)

      67 Wall Street, Suite 2411                                 10005
         New York, New York
(Address of Principal Executive Offices)                       (Zip Code)

                                 (212) 344-0351

                            Issuer's Telephone Number

           Securities to be Registered under Section 12(b) of the Act:

---------------------------------------------- ---------------------------------
Title of Each Class to be so Registered        Name of Each Exchange on Which
                                               Each Class is to be Registered

---------------------------------------------- ---------------------------------
Common Stock, par value $0.01                  None

---------------------------------------------- ---------------------------------

           Securities to be Registered under Section 12(g) of the Act:

--------------------------------------------------------------------------------
                          Common Stock, par value $0.01

--------------------------------------------------------------------------------
                                 Title of Class

--------------------------------------------------------------------------------

                                     Part I

Item 1.  Description of Business.

         The principal business of HyComp, Inc. ("HyComp" or the "Company") is conducted through its wholly owned subsidiary, eieiHome.com Inc. ("eieiHome"). eieiHome operates an Internet service, information and e-commerce web site, providing information and related products and services for homeowners, home buyers, and home service providers. This Internet service was introduced in two Canadian test markets, Vancouver and Toronto, in June 1999 with the intent of expanding to additional metropolitan markets in Canada and the United States over the next year. The Company sells advertising space to national and local home service providers and manufacturers of home-related products. For local and national accounts, the Company also provides Internet web hosting, web page design, and e-mail services.

         HyComp was incorporated in the Commonwealth of Massachusetts in 1969. Through March 31, 1999, it was a designer, manufacturer and distributor of thin film hybrid circuits, thin film resistor networks and various thin film components mainly used for military purposes. In March 1999, HyComp sold all of its assets, excluding cash and receivables. The buyer assumed all liabilities other than commercial and inter-company debt.

         On October 14, 1999 HyComp acquired all of the issued and outstanding common stock of eieiHome from Simmonds Capital Limited ("SCL"). Following the transaction, eieiHome was considered the acquiring party and the surviving accounting entity because the former stockholders of eieiHome received an amount of voting shares of the combined company which constituted an effective controlling interest in the combined company. Accordingly, the transaction was accounted for as a reverse acquisition and the discussion in "Item 2. Management's Discussion and Analysis or Plan of Operation" and the financial statements contained in this Form 10-SB present the historical financial position and results of operations of eieiHome rather than the historical financial position and results of operations of HyComp. Although the acquisition of eieiHome formally closed on October 14, 1999, the Financial Statements presented in this Form 10-SB have been prepared on the basis that the transaction effectively occurred on September 30, 1999.

         eieiHome (formerly Chargnet Inc.) was incorporated in June 1998 in the province of Ontario, Canada. It operated as Chargnet until June 20,1999 when the Company was acquired by SCL and its name was changed to eieiHome.com Inc. eieiHome is in its first stage of development and operates an Internet web site for consumers looking for home-related information, products and services.

1.       Products and Markets

         Through eieiHome, the Company operates an Internet web site providing information for homeowners with local references for home products and services. eieiHome distinguishes itself from other web sites by being both category-specific in its information, and local in its directory references. Other Internet web sites tend to be either broad in subject scope, as a general directory, or narrow in subject scope with little, if any, local content.

         The Company expects to receive revenue from the following sources:

o national advertising accounts, which purchase advertising and exclusive sponsorship in one or more sub-categories of home service or home products;

o local advertising accounts, which pay monthly listing fees, monthly advertising fees as well as fees for the design of customized web pages and e-mail;

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

o banner advertising, which pay monthly fees appropriate for the prevailing level of visits per day or month; and

o e-commerce capability, which is under development but which the Company anticipates will provide additional revenue from the sale of home-related products.

         The Company currently has a direct sales force in Canada, which targets national accounts for sponsorship and e-commerce programs. A local commission sales force is used to solicit listing and advertising revenue for local accounts. While the eieiHome web site design and database is national in scope, the service is being introduced on a market-by-market basis. Promotion of the eieiHome web site to Canadian consumers began in June 1999 in Toronto, Ontario and Vancouver, British Columbia, with a radio and billboard advertising campaign. eieiHome plans to expand its service to additional Canadian markets and to introduce its services into selected US cities within the next year. These plans are subject to both the successful completion of financing and the firm commitments of national advertisers in each target market. It is not certain that either will be available.

         The eieiHome web site has been developed with a number of proprietary designs and systems including the local mapping system, the user interface designed by ColdFushion, and the database. Approximately one-half of the web site is devoted to home-related information, including home tips and do-it-yourself information, while the other half lists directory information for local service providers and retail outlets of interest to homeowners. The site is divided into 160 distinct home-related categories. These categories are organized under five main sections: Real Estate, Renovation, Decorating, Maintenance, and Electronics. For advertisers, each category is currently offered on an exclusive basis, limited to one national advertiser plus three local account references per category per market. In addition to information and directory service, the eieiHome web site offers a number of other features to promote user loyalty to increase the frequency of visits by consumers and advertisers. These include: e-mail service for local accounts, group purchasing discount benefits for local accounts to purchase business products or services from third party providers, discussion sites for consumers and service or product providers and a free local classified advertising section for consumers.

2.       Competition

         In broad terms, eieiHome competes with all other web sites with revenues based on advertising for the attention of consumers and available Internet advertising spending. Distinct from other Internet information or reference web sites, eieiHome is both category specific in its information, home-related products and services, and local in its directory references. Other Internet web sites tend to be either broader in subject scope, as a general directory, or vertically narrower in subject scope with little if any local content. The following are some of eieiHome's competitors:

         o Service Directories: A number of companies such as Yellow Pages, GE Bigfoot and AT&T provide on-line business directories. These Internet web sites are similar to a telephone directory on-line, with a broad listing of categories and limited value added information for the consumer. There is no category exclusivity offered to advertisers.

         o City Guides: Most major metropolitan markets have established city guide Internet web sites, in many cases owned by or affiliated with a local newspaper. These sites typically provide a broad base of local information, including weather and entertainment, as well as lists of local merchants. They are not focused on home product information or references.

         o Housenet: The Housenet Internet web site provides information on 12 home-related categories with an emphasis on gardening. It does not offer local referrals for contractors or service providers.

         o Improvenet: The Improvenet Internet web site provides information and solicits quotes for home improvement and renovation projects.

         o Homestore.com: Homestore.com is a real estate focused Internet web site which provides information and references on a variety of related topics including real estate listings, remodeling and home improvement, home builders, and information for people relocating. There is no third party advertising offered on the site, which acts as a referral service.

         o Home Depot: The Home Depot Internet web site provides value added information on home-related products and is focused on the do-it-yourself homeowner. The site primarily promotes the sale of home building or hardware products through the local Home Depot retail outlet.

         o Sears: The Sears Internet web site provides home product and service information. The focus is on selling products through Sears retail outlets providing a telephone reference for Sears home service products. Some products can be purchased on-line for delivery in the continental U.S.

         o Canadian Home Builders Association (CHBA): CHBA operates an Internet web site which provides useful tips on how to secure a contractor and negotiate a construction contract. The service is provided free to consumers.

         o Ourhouse.com: Ourhouse.com is a new home-related predominantly e-commerce based Internet web site. Its most significant feature is their partnership with ACE Hardware. Ourhouse.com primarily promotes the ACE Hardware inventory.

Several of the Company's competitors have greater financial and marketing resources. The competitors all have a market lead in the United States and Canada, with an established or developing Internet web site and customer base.

         The Company will depend for its competitive success on eieiHome's ability to attract national and local advertiser support and to attract and retain a consumer audience for its Internet web site. The Company hopes that the potential size of the consumer base will interest advertisers and that the size and relevance of the directory listing will attract consumers. Consequently, when launching in a local market, the Company plans to explore a variety of incentives, including free trial listings, to attract advertisers. The Company intends to use local market mass media advertising plus strategic Internet relationships to build consumer traffic to the site.

         In the first three quarters of 1999, the Company was dependent upon national account advertising for approximately 72% of its revenue and its top three national accounts represented approximately 54% of overall revenues. Most of the national accounts have their own Internet web sites to promote their own brands and most also advertise on other informational Internet web sites. As the Company's business develops in each market, the Company anticipates that the proportion of its revenue represented by local accounts will increase.

3.       Suppliers

         Employees on staff and consultants under contract design and maintain the eieiHome Internet web site and database. The software used by eieiHome is all from a single source by vendors who are recognized in the computer software industry. The Company uses a variety of different vendors for its computers and server platforms. Similarly, the Company has a variety of choices regarding its web hosting.

         To the Company's knowledge all of the proprietary and third-party software that it uses is Year 2000 compliant. As of January 12, 2000, the Company was not aware of any Year 2000 problems that had materially affected its systems or operations. However, there remains some minimal risk that the Company may still discover or experience serious unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in our internal systems or by Year 2000 deficiencies in the products from third party suppliers. (see Item 2 - Year 2000 disclosure in the Management's Discussion and Analysis or Plan of Operations)

4.       Patents and Trademarks

         The Company holds a Canadian trademark for eieiHome. The US trademark application is pending. The Company currently holds no patents for its intellectual property or designs.

5.       Employees

         The Company currently has eleven full time employees and three part time consultants.


6.       Proposed Changes

         The Company's Board of Directors called for a Special Meeting of Stockholders to take place on February 29, 2000 at the Marriott Boston Copley Square, Boston Massachusetts 02116, to consider and vote on actions proposed by the Board of Directors. The Company delivered to its stockholders a proxy statement, dated February 7, 2000, detailing the Board of Directors' proposals, which is attached as Exhibit 99.1 to this Registration Form 10 - SB (the "Proxy Statement"). The proposals are:

         (1) to change the jurisdiction of incorporation of the Company from the Commonwealth of Massachusetts to the State of Delaware by merging the Company with eieiHome.com Inc., a company to be incorporated in Delaware and to be a wholly-owned subsidiary of the Company and, in connection with the move, to adopt the Agreement and Plan of Merger attached to the Proxy Statement as Appendix A;

         (2) to change the Company's name from HyComp, Inc. to eieiHome.com
Inc.;

         (3) to increase the number of shares that the Company is authorized to issue from 20,000,000 shares of common stock, par value $0.01, to 75,000,000 shares of common stock, par value $0.001;

         (4) to adopt the 2000 Stock Option Plan, as described in the Proxy Statement;

         (5) the re-election of the current directors of HyComp, Inc.

Please see the Proxy Statement for further details.


Item 2.  Management's Discussion and Analysis or Plan of Operation.
1.       Overview

         The principal business of the Company is conducted through its wholly owned subsidiary, eieiHome, a company in its first stage of development, which operates an Internet web site for consumers seeking home-related information, products and services.


         eieiHome was incorporated on June 25, 1998 as Chargnet Inc. and at that time launched its web site on the Internet. On June 21, 1999 the Company launched its Canadian radio and billboard advertising campaign in the Toronto and Vancouver markets. On July 14, 1999 Chargenet Inc. changed its name to eieiHome and relaunched an improved Internet web site.


         On March 31, 1999, the Company determined that it could no longer run its previous business at a profit and sold substantially all of its assets and select liabilities to SatCon Technology Corporation ("SatCon"). On October 14, 1999, the Company bought all of the issued and outstanding shares of the capital stock of eieiHome and a $500,000 inter-company loan from SCL in exchange for 7.5 million newly issued shares of the common stock of the Company, par value $0.01 ("Company Common Stock") (1,125,000 of which were issued to each of Paul Dutton and Max Hahne, the founders of eieiHome, in consideration for the cancellation of their options to repurchase up to 30% of eieiHome), a $500,000 demand promissory note, a $2,000,000 convertible debenture and warrants to purchase up to five million shares of Company Common Stock. Although the closing of the acquisition of the shares of eieiHome occurred on October 14, 1999, the financial statements presented have been prepared on the basis that the transaction was effective as of September 30, 1999. The Company is now in the process of raising the necessary funding to promote eieiHome in additional North American markets.


         The Company's Board of Directors proposes to undertake a number of steps to strengthen the Company's ability to develope the business of its wholly-owned Canadian subsidiary, eieiHome.com Inc. The Company's Board of Directors called for a Special Meeting of Stockholders to take place on February 29, 2000 at the Marriott Boston Copley Square, Boston Massachusetts 02116, to consider and vote on the Board of Director's proposals. See paragraph 6 "Proposed Changes" under "Item 1. Description of Business" and the Proxy Statement for further details.


2.       Results of Operations

Period from June 25, 1998 (Inception) to December 31, 1998

For the period June 25, 1998 to December 31, 1998, management was focused on constructing an improved Internet web site, building strategic relationships with key national accounts and refining the business plan prior to the relaunch of the Internet web site. The construction of the web site was primarily technical in nature involving mapping systems and code structure. Management required a minimum number of key national accounts present on the Internet web site in order to build its reputation and was able to sign Coldwell Banker, a national real estate business, during October 1998.

         Revenues for the period June 25, 1998 to December 31, 1998 were $2,501 consisting primarily of a small group of paying national accounts. Most national accounts were allowed to advertise on the Internet web site without charge on the understanding that once a media advertising campaign was launched and minimum levels of traffic on the Internet web site were achieved that monthly advertising fees would start to be payable.

         Operating expenses for the six month period ended December 31, 1998 were $120,182 with the bulk of these expenses allocated to the employment and consulting costs of a small group of technicians required to build and make improvements to the Internet web site.

         The net loss for the period June 25, 1998 to December 31, 1998 was $117,681.

Nine months ended September 30, 1999

         The Company launched a new web site on June 21, 1999 and on July 14, 1999 changed the name of its subsidiary Chargenet Inc. to eieiHome.com Inc. During the period January 1, 1999 to June 21, 1999, Management concentrated on organizing and implementing the advertising strategy and reconfiguring the design of the web site. On June 24, 1999, the Company launched an innovative radio and billboard advertising campaigns in the Canadian markets of Toronto and Vancouver capitalizing on the name change. These advertising campaigns were considered by the Company to be a pilot program in order to assess the impact of advertising on the results of the business.

         On February 1, 1999, the Company moved to new office space located at 590 King Street West in Toronto.

         In May 1999, the Company recruited a National Sales Manager to begin organizing the local account sales force.

         Revenues for the nine month period ended September 30, 1999 were $45,529, consisting of $32,358 from national advertising accounts, $5,678 from local advertising accounts, $3,925 from web site design for third parties and $3,568 of miscellaneous income.

         Operating expenses for the nine month period ended September 30, 1999 were $780,645 consisting of employment and consulting costs and the initial advertising campaign.

         Amortization of property and equipment and interest for the nine month period ended September 30, 1999 was $6,210 and $78 respectively.

         The net loss for the nine month period ended September 30, 1999 was $741,403.

Period from June 25, 1998 (Inception) to September 30, 1998

         The period from June 25, 1998 to September 30, 1998 was an organizational phase for the Company and consisted of the initial incorporation of Chargenet Inc. and the production of content required to the launch the Chargnet Internet web site. Content development consisted of approximately 2,000 home-related tips and articles.

         There were no revenues for the period June 25, 1998 to September 30, 1998.

         Operating expenses for the period June 25, 1998 to September 30, 1998 were $58,336, consisting primarily of employment and consulting costs.

         The net loss during the period June 25, 1998 to September 30, 1998 was $58,336.

3.       Financial Condition

As at December 31, 1998

         Due to the Company's operation of the original Chargnet Internet web site and the concomitant lack of significant revenue to December 31, 1998, the Company's balance sheet, as of that date, did not contain any capital assets.

         Total assets as at December 31, 1998 were $299, total liabilities were $20,479 and stockholders' equity consisted of a deficit of $20,180.

         Total assets consisted of cash as of December 31, 1998. Liabilities represented all accounts payable and accrued liabilities.

As at September 30, 1999

         After launching the eieiHome Internet web site during the summer of 1999, the Company's balance sheet reflected a minimum level of operating assets on September 30, 1999.

         Total assets grew from $299 on December 31, 1998 to $65,024 on September 30, 1999. Current assets totaled $27,972 consisting primarily of account receivable and cash. As at September 30, 1999 the Company owned $37,052 in capital assets consisting of furniture and computer equipment.

         Current liabilities totaled $826,607 as at September 30, 1999 and consisted primarily of a note for $500,000 payable to SCL and accounts payable and accrued liabilities. Amounts due to related parties consisted of $118,954 payable to SCL.

         The stockholders' equity deficit increased from $20,180 at December 31, 1998 to $2,761,583 as of September 30, 1999. This deficit increase is attributable to operating losses by the Company during that period and the Company's issuance of a $2 million convertible debenture to SCL as part of the eieiHome transaction.

         The working capital deficit, excluding related party liabilities, at September 30, 1999, was $179,681 indicating that additional funding will be required by the Company in order to continue to operate and grow the business.

4.       Liquidity and Capital Resources

         The significant losses and working capital deficit at September 30, 1999 have called into question the Company's ability to continue to operate as a going concern. The Company's ability to fund losses arising from costs and expenses exceeding revenue is connected to its ability to raise external financing prior to achieving a break-even level of operations. The Company's only internal source of funding is from its Internet web site, which has currently only been introduced in the Toronto and Vancouver markets. At this time neither of those markets has reached full maturity.

         eieiHome was historically funded by the initial capitalization in June 1998 and thereafter by SCL until October 1999 when it became a subsidiary of the Company.

         Each new market entered by the Company will require substantial media advertising prior to generating revenue. The Company will have to raise sufficient financing to meet its advertising needs. Pilot advertising programs carried out in Toronto and Vancouver have indicated that the perception of value by local and national accounts is heightened with high-profile radio advertising preceding the launch.

         The Company is in the process of organizing new financing through either the issuance of equity securities or a convertible debenture. There can be no assurance that the Company will be successful in obtaining funding as and when required.

5.       Foreign Currency

         All financial statements in this Form 10-SB presented are expressed in United States dollars. Hycomp financial statements are expressed in United States dollars, however the functional and reporting currency for the Hycomp's wholly owned subsidiary, eieiHome is Canadian dollars. The balance sheets of eieiHome are translated into United States dollars at the exchange rates prevailing at the balance sheet dates and the statements of operations and cash flows at the average rate for the relevant periods.

6. Year 2000

         Many older installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. If Year 2000 requirements are not met, our software products and those of our suppliers could malfunction, which could prevent or limit access to our online Internet site and could be costly to remedy.

Year 2000 Assessment

         The Company's operating business, eieiHome, which was established in 1998, is a relatively new company and does not have the same level of exposure to Year 2000 issues as many older companies. As a matter of strategic direction, the Company attempts to use only the most recently released versions or models of in-house and third-party computer and software products. As of January 12, 2000, the Company was not aware of any material Year 2000 problems and, as a result of our internal testing, we believe that our systems are Year 2000 compliant in all material respects. We have not incurred material costs to date in our assessment of the Year 2000 issue, and currently do not believe that the cost of additional actions will have a material effect on our results of operations or financial condition. Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the Year 2000, we may experience serious unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in our internal systems.

Third Party Equipment and Software

         In addition, we use third-party equipment, software and content. While we believe that this equipment and the third party suppliers are Year 2000 compliant and, as of January 12, 2000, the Company was not aware of any material Year 2000 problems, failure of such third-party equipment, software or content to operate properly with regard to the Year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems. We are also subject to external forces that might generally affect industry and commerce, such as utility or telecommunications company Year 2000 failures and related service interruptions.

Possible Consequences of Year 2000 Malfunctions

         Despite efforts to address the Year 2000 risks, our business operations could be adversely affected by Year 2000 problems. Any such Year 2000 problems could result in:

         o significant downtime for, or inaccuracies in, the Company's Internet site or database, which could result in a loss of users and sponsorship;

         o an increase in the allocation of resources to address Year 2000 issues, which could result in decreased productivity in our core operations; or

         o an inability for consumers to access the Internet, which would result in a loss of users and a corresponding reduction in advertising revenue.

The occurrence of one or more of the foregoing could have a material adverse effect on our business, results of operations, and financial condition. We do not have a formal Year 2000 contingency plan in place, since we believe that the most significant area of exposure is from third party vendors and suppliers, on whose contingency plans we must rely. However, such contingency plans may not adequately address Year 2000 risks.


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

Item 3.  Description of Property.

         The Company occupies 4,762 square feet of office space in Toronto, Ontario, Canada under the terms of a three year lease with an option to renew for an additional five year period. This is the location for web site and database design and maintenance, national account sales, and customer service. The Company currently maintains a temporary office in New York, New York and intends to lease executive office premises in the United States during the next year from which it will direct its North American operations.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

   (a) As of January 12, 2000 there were 18,198,770 shares of Company Common Stock, par value, $.01, issued and outstanding. To the knowledge of the Company, the following persons are the beneficial owners of more than five percent of the Company's voting securities:

Title of Class          Name and Address of       Amount and Nature of  Percent
                        Beneficial Owner          Beneficial Ownership  of Class

Company common stock,   Simmonds Capital Limited        8,401,700(1)    39.6%(2)
par value  $0.01        580 Granite Court

                        Pickering, ON  L1W-3Z4

                        CANADA

Company common stock,   Paul Dutton                     1,375,000         7.6%
par value  $0.01        590 King St., Suite 403
                        Toronto, ON  M5V 1M3

                        CANADA

Company common stock,   Max Hahne                       1,375,000         7.6%
par value  $0.01        590 King St., Suite 403
                        Toronto, ON  M5V 1M3

                        CANADA

(1) This number includes 5,401,700 shares of Company Common Stock, the right to receive 2,000,000 shares of Company Common Stock upon conversion of a convertible debenture, and the exercise of warrants to purchase 1,000,000 shares of Company Common Stock, not all of which may be converted or exercised, as the case may be, until after the shareholders of the Company have approved an increase in the Company's authorized capital stock. It is anticipated that a meeting of shareholders will be held to consider this matter on or before March 1, 2000. See "Certain Relationships and Related Transactions".

(2) The beneficial ownership percent is based upon a total of 21,198,770 shares of Company Common Stock assuming the conversion of the debenture and the exercise of the warrants.

    (b) As of January 12, 2000, Directors and Officers of the Company had the following beneficial interest in the shares of Company Common Stock:

Title of Class          Name and Address of       Amount and Nature of  Percent
                        Beneficial Owner          Beneficial Ownership  of Class

Company common stock,   Angelo G. MacDonald               1,000           0.01%
par value  $0.01        Director and Chief
                        Executive Officer
                        124 West 60th Suite 42H
                        New York, NY 10023

Company common stock,   David C. O'Kell                                    2.7%
par value  $0.01        Director and Secretary          500,000
                        185 Glencairn Ave.
                        Toronto, ON  M4R 1N3

                        CANADA

Company common stock,   Paul K. Hickey                  250,000(1)         1.4%
par value  $0.01        Director and Chairman
                        888 7th Avenue
                        New York, NY 10106

Company common stock,   Lawrence Fox                                       2.7%
par value  $0.01        Director                        500,000
                        212 Crystal Court
                        Bluebell, PA  19422

Company common stock,   John G. Simmonds(2)                                3.6%
par value  $0.01        Director                        650,000
                        13980 Jane St.
                        King City, ON  L7B 1A3

                        CANADA

                        Total Directors and Officers   5,151,000          27.9%


(1) This number includes options to purchase 250,000 shares of Company Common Stock at $0.013 per share.


(2) This number includes shares of Company Common Stock held by Deborah Simmonds and shares of Company Common Stock held in trust for Jack Simmonds.

Item 5.  Directors, Executive Officers, Promoters, and Control Persons.

Paul Hickey, 67, has been a Director of the Company since July, 1979. He was appointed Chairman of the Company effective September 15, 1999. Mr. Hickey is a former licensed stock broker in New York. He is currently an investment banker in New York, NY. Mr. Hickey also serves as a director on the boards of Gregory and Howe Incorporated, American Homeowners Association and Diopsys, Inc.

Angelo G. MacDonald, 41, was appointed Chief Executive Officer and a Director of the Company effective November 1, 1999. Mr. MacDonald holds a J.D. degree from Villanova University School of Law. He is member of the bar in New York and New Jersey, the Southern and Eastern federal districts of

New York, the United States Tax Court, the United States Court of International Trade, and the Court of Appeals for the Armed Services. From 1986 to November 1999, Mr. MacDonald was a Senior Trial Assistant District Attorney with the Office of the District Attorney, Bronx county, New York City.

David C. O'Kell, 48, was appointed secretary and a Director of the Company effective November 1, 1999. Mr. O'Kell is the Executive Vice President and Secretary and a Director of SCL, a Toronto Stock Exchange listed company . Mr. O'Kell joined SCL in July 1991 as Vice President Business Development. Prior to joining SCL, Mr. O'Kell was the Vice President and Director of Business Development with the Canadian head office of a multinational advertising agency. Between September 1995 and November 1997, Mr. O'Kell served as the president and a Director of Ventel, Inc., a Vancouver Stock Exchange listed venture capital company. Mr. O'Kell resigned as a Director upon the acquisition by Ventel of Fifty-Plus.net in June, 1999.


Lawrence Fox, 34, has been a Director of the Company since September 15, 1999. Mr. Fox is an active private investor. He has provided merger and acquisition advisory services, including structuring acquisitions and venture capital investments to a number of public and private companies.

John G. Simmonds, 49, has been a Director of the Company since October 15, 1999. Mr. Simmonds is the founder of SCL. Since 1991, Mr. Simmonds has served as Chairman, President and Chief Executive Officer of SCL. SCL is a diversified management company with strategic investments in contract manufacturing, electronics distribution, wireless communications, and internet service markets including both equity investments and wholly owned operations. From 1994 to 1996, Mr. John Simmonds served as Director and Chief Executive Officer of INTEK Global Corporation (formerly Intek Diversified Corp.), a Nasdaq-listed (Small-Cap) company. Intek is involved in the US Specialized Mobile Radio market which owns and manages SMR licenses in the 200 MHz frequency. Between September 1995 and November 1997, Mr. Simmonds served as the Chairman and a Director of Ventel Inc., a Vancouver Stock Exchange listed company. Ventel provides secured loans to developing companies in the US SMR market. Mr. Simmonds resigned from the Board of Directors of Intek during 1998 and resigned from the Board of Directors of Ventel, upon the acquisition by Ventel of Fifty-Plus.net in June, 1999.


Gary N. Hokkanen, 43, was appointed Chief Financial Officer of the Company effective November 1, 1999. Mr. Hokkanen's principal occupation is an accountant and he holds a Certified Management Accountant ("CMA") designation from Society of Management Accountants of Ontario. Mr. Hokkanen also is Vice President, Finance/Chief Financial Officer of SCL. He has held this position since July 1997. For the period April 1996 to July 1997, Mr. Hokkanen was Treasurer of
SCL. For the period June 1994 to April 1996 he was Manager, Finance & Treasury. Prior to June 1994, Mr. Hokkanen was Manager, Financial Planning & Analysis, with CUC Broadcasting Limited ("CUC"). CUC, prior to being acquired by Shaw Communications Inc., was a privately owned Canadian cable TV multiple system operator.

Item 6.  Executive Compensation

                                             SUMMARY COMPENSATION TABLE

---------------------------- ------- --------------------------------------------- ----------------- ------------------
                                                                                       Long-Term

                                                 Annual Compensation                 Compensation
                                                                                        Awards

---------------------------- ------- --------------------------------------------- -----------------
                                                                   Other Annual                          All Other
Name and Principal           Year       Salary        Bonus        Compensation                        Compensation
Position                                 ($)           ($)             ($)                                  ($)
---------------------------- ------- ------------- ------------- ----------------- ----------------- ------------------
George Riley,  President     1999        ---           ---             ---                ---
and Chief Executive          1998      110,000         ---             ---                ---
Officer(1)                   1997      110,000         ---             ---                ---
---------------------------- ------- ------------- ------------- ----------------- ----------------- ------------------

Gary N. Hokkanen,  Chief     1999        ---           ---             ---                ---
Financial Officer(2)         1998        ---           ---             ---                ---
                             1997        ---           ---             ---                ---
---------------------------- ------- ------------- ------------- ----------------- ----------------- ------------------

David C. O'Kell,             1999        ---           ---             ---                ---
Secretary(2)                 1998        ---           ---             ---                ---
                             1997        ---           ---             ---                ---
---------------------------- ------- ------------- ------------- ----------------- ----------------- ------------------

Angelo G. MacDonald,         1999       14,250         ---             ---                ---
Chief Executive Officer(3)   1998        ---           ---             ---                ---
                             1997        ---           ---             ---                ---
---------------------------- ------- ------------- ------------- ----------------- ----------------- ------------------

(1) Mr. Riley resigned from HyComp effective March 31,1999. The Company operated without the services of a full time CEO until Mr. Angelo MacDonald was appointed effective November 1, 1999. Mr. Hickey served as interim CEO from August 10, 1999 to October 15, 1999. Mr. Simmonds served as interim CEO from October 15 to November 15, 1999.

(2) Effective October 15, 1999, Mr. David O'Kell was appointed Secretary of the Company and Mr. Gary Hokkanen was appointed Chief Financial Officer of the Company. The services of Mr. Hokkanen and Mr. O'Kell are provided to the Company as part of the services pursuant to the management services contract with SCL. Both Mr. Hokkanen and Mr. O'Kell are officers of SCL.

(3) Effective November 1, 1999 Mr. MacDonald was appointed C.E.O. of the Company with an annual salary of $114,000.

Item 7. Certain Relationships and Related Transactions

         During the past three fiscal years and to the date of this registration statement, there have been no material transactions in which the Company or any of its subsidiaries was a party, and in which any director or officer of the Company had a direct or indirect material interest, except as set forth below.

         On October 13, 1999, a group of investors, which included SCL and certain officers and directors both of the Company and of SCL entered into a Stock Purchase Agreement with MicroTel International, Inc.("MicroTel") and XIT Corporation (formerly known as XCEL Corporation), a wholly owned subsidiary of MicroTel, pursuant to which the investors listed on Schedule I thereto (the "Investors") purchased 9,041,498 shares of Company Common Stock (representing approximately 90% of the then outstanding shares of Company Common Stock) for US$150,000, with John G. Simmonds acting as representative of the Buyers. Each of the Investors acquired the shares of Company Common Stock for his or her own account and there are no contracts, agreements or understandings with respect to the holding , disposition or voting of any of such shares among the Investors.

         On October 14, 1999, SCL entered into a Stock Purchase Agreement with the Company for the purchase of 120,000 shares of common stock, no par value, of eieiHome, which constituted all of the issued and outstanding shares of capital stock of eieiHome and a $500,000 inter-company loan made by SCL to eieiHome, in exchange for:


         (a)      5,250,000 shares of Company Common Stock;

         (b)      A demand promissory note in the amount of U.S. $500,000;

         (c) A convertible debenture in the principal amount of U.S. $2,000,000, convertible into shares of Company Common Stock at a conversion price of $1.00 per share (subject to adjustment as provided therein); and

         (d) Five year warrants for the purchase of an aggregate of 5,000,000 shares of Company Common Stock (subject to adjustment as provided therein), as follows: (i) 1,000,000 shares of Company Common Stock at an exercise price of $1.00 per share exercisable immediately after the Closing; (ii) 1,000,000 shares of Company Common Stock at an exercise price of $1.50 per share exercisable after one year from the Closing; (iii) 1,000,000 shares of Company Common Stock at an exercise price of $2.00 per share exercisable after two years after the Closing; (iv) 1,000,000 shares of Company Common Stock at an exercise price of $2.50 per share exercisable after three years after the Closing; and (v) 1,000,000 shares of Company Common Stock at an exercise price of $3.00 per share exercisable after four years after the Closing.


In addition, HyComp issued 1,125,000 million shares of Company Common Stock to each of the two founding shareholders of eieiHome, Paul Dutton and Max Hahne, as consideration for the cancellation of their option to repurchase up to 30% of eieiHome. The 1,125,000 shares of Company Common Stock held by each of Mr. Dutton and Mr. Hahn constitute approximately 6.2% of the outstanding Company Common Stock. In connection with the sale of eieiHome to the Company, the Company also issued 500,000 restricted shares of Company Common Stock to Lawrence Fox for services rendered in connection with the sale.

         The 12,250,000 shares of Company Common Stock acquired by SCL in this transaction, together with the 151,700 shares of Company Common Stock they acquired in the transaction with MicroTel, constitute approximately 48% of the outstanding shares of Company Common Stock, assuming the conversion of the debenture and the exercise of all of the warrants. As of January 12, 2000, the Company's authorized capital stock was not sufficient for it to issue the 12,250,000 shares of Company Common Stock SCL may be entitled to. However, pursuant to an agreement between the Company and SCL, SCL agrees not to exercise any of its warrants or to convert any portion of the debenture which would require the Company to issue shares of Company Common Stock in excess of its current authorized capital, subject to the Company's undertaking to hold a meeting of its shareholders' on or before March 1, 2000 to ask the shareholders to increase the number of shares of Company Common Stock that the Company is authorized to issue to an amount that is sufficient to cover the number of shares of Company Common Stock that SCL would be entitled to were it to exercise all of its warrants and to convert the entire debenture.

         HyComp entered into a Management Services Agreement with SCL as of October 14, 1999 to pay $15,000 per month for certain management services including the part time services of Mr. Hokkanen, Mr. O'Kell, and Mr. Simmonds.

         During the past three years, no relatives, spouses or relatives of spouses of officers or directors were involved in material transactions with HyComp, and no such transaction is currently proposed.

         During the past three fiscal years and the current fiscal year, no officer or director and no associate of any officer or director, has been indebted to HyComp.

Item 8.  Description of Securities

         The authorized capital of HyComp consists of 20,000,000 shares of common stock, par value $0.01, of which there were 18,198,770 common shares issued and outstanding as of January 12, 2000, and 2,000 shares of

Preferred Stock, of which none are currently issued and outstanding. In addition, the Company has reserved 750,000 shares of Company Common Stock for issuance upon the exercise of employee stock options.

         The holders of shares of Company Common Stock are entitled to receive notice of, attend and vote at all meetings of the shareholders of HyComp. Each share of Company Common Stock carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of HyComp, after payment of all outstanding debts, the remaining assets of HyComp available for distribution will be distributed to the holders of shares of Company Common Stock. Dividends may be declared and paid on the shares of Company Common Stock in such amounts and at such times as the directors shall determine in their discretion in accordance with the laws of the Commonwealth of Massachusetts. There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions attaching to shares of Company Common Stock. Shares of Company Common Stock are not liable to further calls or to assessment by HyComp.

         The by-laws of HyComp provide that the holders of a majority in interest of all stock issued, outstanding and entitled to vote at any meeting of Shareholders shall constitute a quorum for the transaction of business at such meeting.

         If shares of the Preferred Stock are issued by HyComp, the holders of such Preferred Stock would be entitled to receive, out of legally available funds, cash dividends at the rate of 8% of the par value thereof per annum, before any dividends of any kind may be declared on the Common Stock. Such annual dividends on the issued and outstanding Preferred Stock shall be cumulative and shall be deemed to accrue from and after the date of issuance, whether or not said dividends shall have been declared. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of HyComp, the holders of Preferred Stock would be entitled to receive payment at the rate of the par value thereof plus an amount equal to all unpaid annual dividends, without interest, whether or not declared, which have accrued, before any payments shall be made to any holders of Common Stock. HyComp may, at the authorization of its Board of Directors and in conformity with the governing statutes, at any time redeem all or a part of the issued and outstanding Preferred Stock by paying the holders thereof the par value of each such share plus an amount equal to all unpaid annual dividends, whether or not declared. Each Preferred Stock shall be convertible into 100 shares, or an adjusted amount, of Common Stock, at the option of the holder. The holder of Preferred Stock shall not be entitled to vote or participate at any meeting of the shareholders.

         A debenture in the amount of $2,000,000 is convertible at the option of the holder into shares of Company Common Stock at the rate of $1.00 per share (subject to adjustment as provided therein).


         There are outstanding warrants to purchase up to 5,000,000 shares of Company Common Stock (subject to adjustment as provided therein) on the following basis: (i) 1,000,000 shares of Company Common Stock at an exercise price of $1.00 per share exercisable after October 14, 1999; (ii) 1,000,000 shares of Company Common Stock at an exercise price of $1.50 per share exercisable after October 14, 2000; (iii) 1,000,000 shares of Company Common Stock at an exercise price of $2.00 per share exercisable after October 14, 2001; (iv) 1,000,000 shares of Company Common Stock at an exercise price of $2.50 per share exercisable after October 14, 2002; and (v) 1,000,000 shares of Company Common Stock at an exercise price of $3.00 per share exercisable after October 14, 2003.

                                     Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The price per share of Company Common Stock was quoted on the NASD's OTC Bulletin Board under the symbol "HYCP" prior to December 15, 1999 when the new OTC Bulletin Board Eligibility Rule went into effect. This rule eliminates listing of companies that were not previously subject to the reporting requirements of the United States Securities and Exchange Commission. This registration statement is being filed in order to comply with those reporting requirements. As this registration statement was not effective prior to December 15, 1999, trading in shares of Company Common Stock is currently being quoted in the "pink sheets" published by the National Quotation Bureau, Inc. until the requirements for quotation on the NASD's OTC Bulletin Board have been met.

The following table sets forth for the periods indicated the high and low Bid and Ask prices for the Common Shares in U.S. Dollars:

Quarter Ended                     Closing Bid             Closing Ask
                                 High         Low         High         Low
 March 31, 1997                $0.03125    $0.03125     $0.5625      $0.5625
 June 30, 1997                 $0.03125    $0.03125     $0.5625      $0.5625
 September 30, 1997            $0.03125    $0.03125     $0.5625      $0.5625
 December 31, 1997             $0.09375    $0.03125     $0.5625     $0.53125
 March 31, 1998                $0.09375    $0.09375     $0.53125    $0.53125
 June 30, 1998                 $0.09375    $0.09375     $0.53125    $0.28125
 September 30, 1998            $0.09375     $0.0625     $0.5625     $0.28125
 December 31, 1998              $0.0625    $0.03125     $0.5625     $0.53125
 March 31, 1999                 $0.0500     $0.0300     $0.53125     $0.1300
 June 30, 1999                  $0.0500     $0.0400     $0.5100      $0.2500
 September 30, 1999             $1.4375     $0.0400     $2.4375      $0.5100

On December 15, 1999, the last date on which the Company Common Stock was quoted on the NASD's OTC Bulletin Board, the closing sale price was $1.25. On that date there were 331 shareholders of record.

Item 2.  Legal Proceedings

         To the knowledge of the Company, there are no current or pending legal proceedings to which the Company is a party other than the following.

         The Company has been advised by MicroTel that a claim is being made against MicroTel by SatCon for warranty reimbursement in connection with the Asset Purchase Agreement by and between HyComp and HyComp Acquisition Corp. dated March 31, 1999 (the "SatCon Sale").

         Prior to the SatCon Sale, the Company, then a subsidiary of MicroTel, manufactured products for sale to Honeywell International, Inc. ("Honeywell") in November and December of 1998 under purchase orders in the amount of $157,859.80. The Company is advised that, after the consummation of the SatCon Sale, MicroTel became aware of a claim by Honeywell that some of the products were defective. On September 30, 1999, SatCon invoiced MicroTel for $185,660.76 for costs it alleges it incurred in repairing the defective products sold to Honeywell. MicroTel has agreed to accept responsibility for this claim and to indemnify the Company should it be found to be liable in any respect. The Company is advised that SatCon and MicroTel are attempting to negotiate a settlement.

Item 3.  Changes in and Disagreements with Accountants

None.

Item 4.  Recent Sales of Unregistered Securities

         On October 15, 1999, HyComp issued 5,250,000 shares of Company Common Stock to SCL as partial consideration for the acquisition from SCL of all of the shares of eieiHome and 1,125,000 shares of Company Common Stock each to Mr. Paul Dutton and Mr. Max Hahne as consideration for the cancellation of their option to acquire a 30% interest in eieiHome. On January 12, 2000 (effective December 17, 1999), the Company also issued 500,000 restricted shares of Company Common Stock to Lawrence Fox for services rendered in connection with the sale of eieiHome to the Company.

Item 5.  Indemnification of Directors and Officers


         The by-laws provide for indemnification of directors, officers, employees and certain other agents of the Company (the "Personnel") serving the Company or serving any other corporation at the request of the Company. The Personnel shall be indemnified by the Company against all costs, expenses and liabilities other than with respect to a proceeding as to which it shall have been adjudicated that he or she did not act in good faith in the reasonable belief that his or her action was in the best interests of the Company (the "Good Faith Standard"). In the event of a proceeding that is settled so as to impose any liability or obligation on the Personnel, he or she shall not be indemnified if it is determined by a majority vote of the disinterested directors then in office, or in their absence or at their request, by the holders of a majority of the outstanding stock entitled to vote for directors, exclusive of any stock owned by any interested director or officer, or in certain circumstances, in the written opinion of independent legal counsel, that the Personnel did not meet the Good Faith Standard. To the extent authorized by the Board of Directors, the Company may advance sums on account of indemnification to the Personnel in advance of a final disposition upon a proceeding, upon receipt of an undertaking by the Personnel that he or she will repay such sums if necessary, as provided above. The Board of Directors may authorize the purchase and maintenance of insurance on behalf of any Personnel for any costs, expenses or liabilities, whether or not the Company could indemnify such amounts. The Company anticipates that the Board of Directors will authorize the purchase of such insurance in the near future.

                                    Part F/S

HYCOMP, INC.

1998/99 Financial Statements

Contents

                                                                         Page

Independent Auditors' Report                                              18

Balance Sheet                                                             19

Statement of Operations                                                   20

Statement of Changes in Stockholders' (Deficit)                           21

Statement of Cash Flows                                                   22

Notes to Financial Statements                                           23 - 27

Independent Auditors' Report

To the Directors of
HyComp, Inc.

We have audited the balance sheet of HyComp, Inc. (note 1) at December 31, 1998 and the related statements of operations, changes in stockholders' (deficit) and cash flows for the period June 25, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in both Canada and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HyComp, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the period June 25, 1998 (inception) to December 31, 1998 in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1, the company has incurred significant losses since inception and at September 30, 1999 the company has a working capital deficit of $798,635 (unaudited) and a stockholders' (deficit) of $2,761,583 (unaudited). These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans in regard to these matters are also described in note 1.

PKF Hill LLP
Toronto, Canada
September 21, 1999

HYCOMP, INC.

Balance Sheet

                                                                               December 31,   September 30,
                                                                                    1998          1999
                                                                                               (Unaudited)

ASSETS
Current assets
    Cash                                                                        $       299    $     7,277
    Accounts receivable                                                                  --         16,580
    Prepaid expenses                                                                     --          4,115
------------------------------------------------------------------------------------------------------------

    Total current assets                                                                299         27,972
------------------------------------------------------------------------------------------------------------

    Property and equipment (note 1)
    Furniture and equipment                                                              --         22,304
    Data processing equipment                                                            --         20,958
------------------------------------------------------------------------------------------------------------

                                                                                         --         43,262
    Less: accumulated depreciation                                                       --         (6,210)
------------------------------------------------------------------------------------------------------------

                                                                                         --         37,052
------------------------------------------------------------------------------------------------------------

    Total assets                                                                $       299    $    65,024
============================================================================================================

    LIABILITIES AND STOCKHOLDERS' (DEFICIT)

    Current liabilities
    Accounts payable and accrued liabilities                                    $    20,479    $   204,613
    Deferred revenue (note 1)                                                            --          3,040
    Note payable (note 2)                                                                --        500,000
    Due to related parties (note 3)                                                      --        118,954
------------------------------------------------------------------------------------------------------------

    Total current liabilities                                                        20,479        826,607
------------------------------------------------------------------------------------------------------------

    Long term debt
    Convertible debenture (note 4)                                                       --      2,000,000
------------------------------------------------------------------------------------------------------------

    Stockholders' (deficit)
    Common stock, $.01 par value, 20,000,000 shares authorized, 8,000,000 and
        18,198,770 shares issued and outstanding
        at December 31, 1998 and September 30, 1999, respectively                    80,000        181,988

    Preferred stock, $100 par value, 8%, non-voting, convertible, redeemable
        2,000 shares authorized, Nil shares issued

    Additional paid-in capital                                                       17,501             --

    Accumulated (deficit)                                                          (117,681)    (2,943,571)
------------------------------------------------------------------------------------------------------------

    Total stockholders' (deficit)                                                   (20,180)    (2,761,583)
------------------------------------------------------------------------------------------------------------

    Total liabilities and stockholders' (deficit)                               $       299    $    65,024
============================================================================================================

See accompanying notes

HYCOMP, INC.
Statement of Operations

                                                         Period from                            Period from
                                                        June 25, 1998                           June 25, 1998
                                                        (inception) to   Nine months ended     (inception) to
                                                         December 31,      September 30,        September 30,
                                                            1998               1999                 1998
                                                                           (Unaudited)          (Unaudited)

Revenue                                                 $     2,501        $    45,529          $        --
--------------------------------------------------------------------------------------------------------------

Expenses
    Selling, general and administrative                     117,571            742,093               58,336
    Occupancy                                                 2,611             38,551                   --
    Interest                                                     --                 78                   --
    Depreciation - property and equipment                        --              6,210                   --
--------------------------------------------------------------------------------------------------------------
                                                            120,182            786,932               58,336
--------------------------------------------------------------------------------------------------------------

    Net loss                                            $  (117,681)       $  (741,403)         $   (58,336)
==============================================================================================================

    Basic net loss per share of common stock (note 1)   $     (0.01)       $     (0.09)         $     (0.01)
==============================================================================================================
    Weighted average number of common shares
    outstanding (note 1)                                  8,000,000          8,000,000            8,000,000
==============================================================================================================

See accompanying notes

HYCOMP, INC.
Statement of Changes in Stockholders' (Deficit) For the Period from June 25, 1998 (Inception) to September 30, 1999

                                                 Common Stock               Additional                            Total
                                          -------------------------           Paid-In        Accumulated      Stockholders'
                                          Shares             Amount           Capital         (Deficit)         (Deficit)
Balances at June 25, 1998 (inception)
    as restated (note 1)                  8,000,000   $    80,000        $    17,501         $        --        $    97,501
    Net loss for the period                      --            --                 --            (117,681)          (117,681)
-----------------------------------------------------------------------------------------------------------------------------

    Balance, December 31, 1998            8,000,000        80,000             17,501            (117,681)           (20,180)

    Issuance of common stock in
    connection with reverse
    acquisition (note 1)                 10,198,770       101,988            (17,501)         (2,084,487)        (2,000,000)

    Net loss for nine months ended
    September 30, 1999                           --            --                 --            (741,403)          (741,403)
-----------------------------------------------------------------------------------------------------------------------------

    Balance, September 30, 1999
    (unaudited)                         $18,198,770   $   181,988         $       --         $(2,943,571)       $(2,761,583)
=============================================================================================================================

See accompanying notes

HYCOMP, INC.
Statement of Cash Flows

                                                                Period from                                  Period from
                                                               June 25, 1998                                June 25, 1998
                                                              (inception) to        Nine months ended      (inception) to
                                                               December 31,           September 30,         September 30,
                                                                   1998                   1999                  1998
                                                                                       (Unaudited)           (Unaudited)
   Cash flows used in operating activities
    Net loss                                                    $(117,681)              $(741,403)             $ (58,336)
    Adjustment to reconcile net loss to net cash
        used in operating activities
           Depreciation - property and equipment                       --                   6,210                     --
-----------------------------------------------------------------------------------------------------------------------------

                                                                 (117,681)               (735,193)               (58,336)
-----------------------------------------------------------------------------------------------------------------------------

    Changes in operating assets and liabilities
           Other receivables                                           --                      --                 (6,318)
           Accounts receivable                                         --                 (16,580)                    --
           Prepaid expenses                                            --                  (4,115)                    --
           Deferred revenue                                            --                   3,040                     --
           Accounts payable and accrued liabilities                20,479                 184,134                     --
-----------------------------------------------------------------------------------------------------------------------------
                                                                   20,479                 166,479                 (6,318)
-----------------------------------------------------------------------------------------------------------------------------

           Net cash flows used in operating
           activities                                             (97,202)               (568,714)               (64,654)
-----------------------------------------------------------------------------------------------------------------------------
           Cash flows used in investing activities
    Purchase of property and equipment                                 --                 (43,262)                    --
-----------------------------------------------------------------------------------------------------------------------------
    Cash flows used in investing activities                            --                 (43,262)                    --
-----------------------------------------------------------------------------------------------------------------------------
    Cash flows from financing activities
    Increase in bank indebtedness                                      --                      --                    232
    Proceeds from issuance of common stock                         97,501                      --                 64,422
    Increase in note payable                                           --                 500,000                     --
    Increase in due to related parties                                 --                 118,954                     --
-----------------------------------------------------------------------------------------------------------------------------

    Cash flows provided by financing activities                    97,501                 618,954                 64,654
-----------------------------------------------------------------------------------------------------------------------------

    Net increase in cash                                              299                   6,978                     --

    Cash, beginning of period                                          --                     299                     --
-----------------------------------------------------------------------------------------------------------------------------

    Cash, end of period                                         $     299               $   7,277              $      --
=============================================================================================================================
    Supplemental disclosure of cash flow:
    information::

    Cash paid for interest                                      $      --               $      78              $      --
=============================================================================================================================

    Supplemental disclosure of non-cash financing activities:

    Common stock and convertible debentures were issued as part of the reverse acquisition (refer note 1)

See accompanying notes

HYCOMP, INC.
Notes to Financial Statements - December 31, 1998
(Information as of September 30, 1999 and for the nine months then ended is unaudited)

1.  Summary of Significant Accounting Policies

      Description of Business

      The principal business of HyComp, Inc. (HyComp) is conducted through its wholly owned subsidiary eieiHome, which operates an Internet service, information and e-commerce web site. The web site provides information and related products and services for homeowners, home buyers, and home service providers. This Internet service was introduced in two Canadian test markets, Vancouver and Toronto, in June 1999 with the intent of expanding to additional metropolitan markets in Canada and the United States over the next year. Operations, while currently in Canada will be rolled out into the United States beginning in spring 2000. The business plan calls for 40 U.S. cities within three years. The Company sells advertising space to national and local home service providers and manufacturers of home-related products. For local and national accounts, the Company also provides Internet web hosting, web page design, and e-mail services.

      Basis of Presentation

      On October 14, 1999, a Massachusetts corporation then known as HyComp acquired all of the issued and outstanding common stock of eieiHome.com Inc. (eieiHome) (formerly Chargnet Inc.) in exchange for 5,250,000 common shares of HyComp, a $2,000,000 convertible debenture (note 4), and five year warrants (note 5). In addition, HyComp issued 1,125,000 common shares to each of the two founding shareholders of eieiHome in consideration for the cancellation of their option to repurchase up to 30% of eieiHome in the event that eieiHome was sold to another party. HyComp have also agreed to issue 500,000 common shares to a non-related party as a finders fee. All preferred stock (53 shares) of the Company was redeemed for $5,300. Although the acquisition of eieiHome occurred on October 14, 1999, the financial statements presented have been prepared on the basis that the transaction effectively occurred on September 30, 1999. At the time of the 1999 acquisition, HyComp had no significant assets or operations.

      eieiHome is accounted for as the acquiring party and the surviving accounting entity because the former stockholders of eieiHome received an amount of voting shares which constitutes an effective controlling interest in the combined corporation. The shares issued by HyComp pursuant to the 1999 acquisition have been accounted for as if those shares had been issued upon the organization of eieiHome. The outstanding capital stock of HyComp immediately prior to the 1999 acquisition has been accounted for as shares issued by eieiHome to effect the reverse acquisition as of September 30, 1999.

      Because eieiHome is the accounting survivor, the financial statements presented for all periods are those of eieiHome. All intercompany accounts and transactions are eliminated on consolidation. All financial statements are in the currency of the United States.

      At September 30, 1999, additional paid-in capital ($17,501) and accumulated deficit ($84,487) have been adjusted to effect the difference in par value of HyComp and eieiHome. Additionally, the $2,000,000 convertible debenture (note 4) has been recorded as a distribution to shareholders at September 30, 1999.

      The outstanding common stock at the time of the 1999 acquisition was held principally by Officers of the combined corporation.

      The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the company has a working capital deficit of $798,635 and a stockholders' (deficit) of $2,761,583 at September 30, 1999. As a result, doubt exists about the Company's ability to continue to fund future operations using its existing resources. The Company is currently being financed by a related party, but substantial doubt exists about the related party's ability to fund future operations using its existing resources.

HYCOMP, INC.
Notes to Financial Statements - December 31, 1998
(Information as of September 30, 1999 and for the nine months then ended is unaudited)

1.    Summary of Significant Accounting Policies - continued

      Management plans to begin executing the expanded business plan during the fiscal year ended December 31, 2000. In order to do so the Company will have to raise substantial financing to provide the necessary funding for a media advertising campaign in each new market.

      The Board of Directors has authorized a new issue of subordinated convertible debt to a maximum of $250,000, of which a portion has been received by the Company prior to December 31, 1999. Management is confident that the debenture will be fully subscribed for during the month of January 2000. It is anticipated that the proceeds of this financing will provide the necessary funding to operate the business for approximately sixty days, after which additional third party financing will be required. Management is in discussions with several parties on a substantial permanent financing, which will provide funding to begin executing the business plan. Although management expects to be successful in raising the required funds, there is no assurance that the required funds will be raised.

      Unaudited interim financial information

      The accompanying interim financial statements as of September 30, 1999 and for the periods ended September 30, 1999 and September 30, 1998 are unaudited but include all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the financial position and results of operations and cash flows for the periods ended September 30, 1999 and 1998. Results of the period ended September 30, 1999 are not necessarily indicative of results for the entire year.

      Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates, and such differences could be material.

      Property and equipment

      Property and equipment is recorded at cost. Depreciation is computed using the declining balance method, ranging from 20% to 30% per annum, over the estimated useful lives of the related assets.

      Advertising and Marketing Costs

      The Company expenses the costs of advertising and marketing as incurred. The Company incurred $398,000 of advertising and marketing expenses for the nine month period ended September 30, 1999 which are included in selling, general and administrative expenses.

      Income taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

HYCOMP, INC.
Notes to Financial Statements - December 31, 1998
(Information as of September 30, 1999 and for the nine months then ended is unaudited)

1.    Summary of Significant Accounting Policies - continued

      Revenue recognition and deferred revenue

      The Company earns revenue from corporate advertisers by charging fees for banner advertisements on the web site in addition to charging fees for merchants to advertise their home renovations expertise on the web site. The Company recognizes revenues when the earning activities take place and the revenue is measurable and collectable. Monies paid in advance are recorded as deferred revenue and recognized when earned.

      Business risk

      The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online data base, the rejection of the Company's services by web consumers and/or advertisers and the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. Failure to address these risks successfully may have a material adverse impact on the Company's operations and financial position.

      Financial Instruments

      The fair values of the financial assets and liabilities are indicated by their carrying value.

      Net loss per share

      For the purpose of computing earnings per share, the number of shares outstanding for the period from the beginning of the fiscal period to the date of the reverse acquisition (note 1) is deemed to be the number of shares issued by the legal parent (HyComp). Convertible debentures, warrants and options to purchase stock are included as common stock equivalents when dilutive.

      Foreign currency

      The functional currency of the Company is the Canadian dollar.

      For reporting purposes, the financial statements are presented in United States dollars and in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation". The balance sheets are translated into United States dollars at the exchange rates prevailing at the balance sheet dates and the statements of operations and cash flows at the average rates for the relevant periods. Gains and losses resulting from translation will be included as a component of accumulated other comprehensive income (loss). To date such transactions have not been material.

2.    Note Payable

      Note payable consists of an unsecured demand note to a shareholder in the amount of $500,000, bearing interest at 8% per annum and repayable in full upon the completion of a debt or equity financing of not less than $1,000,000.

3.    Due to Related Parties and Related Party Transactions

      Due to related parties consists of amounts due to companies under common control and are non-interest bearing with no specific terms for repayment.

HYCOMP, INC.
Notes to Financial Statements - December 31, 1998
(Information as of September 30, 1999 and for the nine months then ended is unaudited)

4.    Convertible Debenture

      The convertible debenture was issued as part of the reverse acquisition (note 1) and consists of an unsecured debenture to a shareholder in the amount of $2,000,000, bearing interest at 8% per annum, repayable in principal payments of $200,000 plus interest in quarterly instalments commencing October 15, 2000 until the maturity date of April 15, 2003. This debenture is convertible at the option of the holder at $1 per share for all or any part of the outstanding part of the principal plus accrued and unpaid interest. Management has determined that the value attached to the conversion feature is insignificant and therefore no amount has been recorded in the accounts.

5.    Warrants

      Included as consideration for the 1999 reverse acquisition (note 1), 5,000,000 five year warrants to purchase an aggregate of 5,000,000 common shares, at exercise prices of between $1 per share and $3 per share, were issued to a shareholder as follows:

                                                            Number of   Exercise
      Exercise date                   Expiry date            shares      price

      October 14, 1999              October 14, 2004       1,000,000     $ 1.00
      October 14, 2000              October 14, 2005       1,000,000       1.50
      October 14, 2001              October 14, 2006       1,000,000       2.00
      October 14, 2002              October 14, 2007       1,000,000       2.50
      October 14, 2003              October 14, 2008       1,000,000       3.00

      Management has determined that the value attached to the warrants is insignificant and therefore no amount has been recorded in the accounts.

6.    Capital Structure

      Liquidation preference

      In the event of liquidation, dissolution or winding up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of common stock.

      Voting rights

      The holders of shares of Common Stock are entitled to receive notice of, attend and vote at all meetings of the shareholders of HyComp. Each share of common stock carries one vote at such meetings.

      Stock options

      The Company has established a Compensatory Stock Option Plan (CSO) for employees, directors and consultants or other advisors. The Company has issued options to purchase 1,100,000 common shares granted under the CSO plan to former directors and officers of the Company. The expiration date for exercising these options has been extended to provide sufficient time for the former directors and officers to evaluate the effect of the reverse acquisition (note 1) on the Company. The option price is $.013 per share and at September 30, 1999, 250,000 options have been exercised, 100,000 options have been cancelled and 750,000 options remain.

7.    Income Taxes

      Deferred tax assets result from net operating loss carryforwards of $735,000, as of September 30, 1999 (unaudited) and net operating loss carryforwards of $115,000 as of December 31, 1998. These operating loss carryforwards expire in 2006 and 2005, respectively.

      The deferred tax assets and valuation allowances are as follows:

                                                                        Period from
                                                                       June 25, 1998       Nine months
                                                                      (inception) to         ended
                                                                       December 31,       September 30,
                                                                           1998               1999
                                                                                           (Unaudited)
      Deferred tax assets resulting from loss carryforwards         $   51,000           $   326,000
      Valuation allowance                                              (51,000)             (326,000)
      ----------------------------------------------------------------------------------------------------
                                                                    $       --           $        --
      ====================================================================================================

      The Company has recorded a 100% valuation allowance against the deferred tax assets due to uncertainties surrounding their realization.

8.    Commitments and Contingencies

      Commitments

      The Company is committed under an operating lease for rental of premises to May 30, 2002. Future minimum annual payments required over the next three years are as follows:

      2000                                                           $  49,382
      2001                                                              49,382
      2002                                                              32,921

      As part of the reverse acquisition (note 1), the Company entered into a management services agreement with Simmonds Capital Limited (SCL), a controlling shareholder, with the Company paying SCL $15,000 per month for certain management services.

      Legal Contingency

      The Company has been advised by MicroTel International, Inc. (MicroTel), their former parent company, that a claim is being made against MicroTel for warranty reimbursement for defective products in the amount of $185,661. MicroTel has agreed to accept responsibility for this claim and to indemnify the Company should it be found to be liable in any respect. The Company is advised that the third party and MicroTel are attempting to negotiate a settlement. Management believes that the outcome of such actions or proceedings is not expected to have any material adverse effect on the financial position or results of operations of the Company and accordingly, no provision has been made in these financial statements.

                                    Part III

Item 1.  Index to Exhibits.

   The following exhibits are filed as part of this registration statement as Attachment B hereto:

         Exhibit 3.1 Articles of Organization as currently in effect.

         Exhibit  3.2      By-Laws as currently in effect.

         Exhibit  4.1      Specimen Certificate for Company Common Stock.

         Exhibit 4.2 U.S. $2,000,000 8% Convertible Debenture due April 15, 2003 issued by HyComp, Inc. to Simmonds Capital Limited.

         Exhibit 4.3 U.S. $500,000 Demand Promissory Note issued by HyComp, Inc. to Simmonds Capital Limited.

         Exhibit 4.4 Warrants for the purchase of up to 1,000,000 shares of Common Stock of HyComp, Inc. issued by HyComp, Inc. to Simmonds Capital Limited as of October 14, 1999 for $.01 per share.

         Exhibit 4.5 Warrants for the purchase of up to 1,000,000 shares of Common Stock of HyComp, Inc. issued by HyComp, Inc. to Simmonds Capital Limited as of October 14, 2000 for $.01 per share.

         Exhibit 4.6 Warrants for the purchase of up to 1,000,000 shares of Common Stock of HyComp, Inc. issued by HyComp, Inc. to Simmonds Capital Limited as of October 14, 2001 for $.01 per share.

         Exhibit 4.7 Warrants for the purchase of up to 1,000,000 shares of Common Stock of HyComp, Inc. issued by HyComp, Inc. to Simmonds Capital Limited as of October 14, 2002 for $.01 per share.

         Exhibit 4.8 Warrants for the purchase of up to 1,000,000 shares of Common Stock of HyComp, Inc. issued by HyComp, Inc. to Simmonds Capital Limited as of October 14, 2003 for $.01 per share.

         Exhibit 10.1      Stock Purchase Agreement, dated as of
                           October 14, 1999, by and between Simmonds
                           Capital Limited and HyComp, Inc.

         Exhibit 10.2 Management Services Agreement dated as of October 14, 1999, by and between Simmonds Capital Limited and HyComp, Inc.

         Exhibit 10.3 Stock Purchase Agreement, dated as of October 13, 1999, by and among MicroTel International, Inc., XIT Corporation (formerly known as XCEL Corporation), a wholly owned subsidiary of MicroTel International, Inc. as Seller, each of the persons listed in Schedule I thereto as Buyers and John G. Simmonds, as representative of the Buyers.

         Exhibit 10.4 Assignment, Assumption and Indemnification Agreement dated as of October 13, 1999, by and between MicroTel International, Inc., XIT Corporation and HyComp, Inc.

         Exhibit 10.5 Lease for 590 King Street West, Toronto, dated as of February 1, 1999, by and between Match Pair Inc. and Chargenet Inc.

         Exhibit 21.1      Subsidiaries of the registrant

         Exhibit 27.1      Financial Data Schedule

         Exhibit 99.1 Proxy Statement, dated February 7, 2000, in respect of the Special Meeting of Stockholders.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2000

                                     HYCOMP, INC.

                                     By: /s/ Angelo MacDonald
                                         -------------------------------------
                                         Name: Angelo MacDonald
                                         Title: Director and Chief Executive
                                                Officer

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                                Title                         Date
---------                                -----                         ----

/s/ Angelo MacDonald              Chief Executive Officer     February 17, 2000
---------------------------       and Director
Angelo MacDonald

/s/ Paul Hickey                   Chairman and Director       February 17, 2000
---------------------------
Paul Hickey

/s/ David O'Kell                  Secretary and Director      February 17, 2000
---------------------------
David O'Kell

/s/ Larry Fox                     Director                    February 17, 2000
---------------------------
Larry Fox

/s/ John Simmonds                 Director                    February 17, 2000
---------------------------
John Simmonds